

Leah Bowes (She/Her) • You
COO and co-founder | CrowdSolve
2w •

Thanks to support from our early investors, CrowdSolve has surpassed our first fundraising milestone, with over $50,000 raised! 🎉 We are offering a community fundraising round so that our amazing community can have the opportunity to invest in our software platform designed to empower early-stage climate innovators and support their venture development. Let me know if you'd like to learn more about CrowdSolve and our incredible innovators, it's my favorite thing to talk about!

CrowdSolve

CrowdSolve
3w • Edited •

CrowdSolve is excited to officially announce that we are currently engaged in a community fundraising round on Wefunder and we have already raised $50,000! Go to the link below and help us reach our $500,000 goal! We'll be using this money to complete the build-out of our MVP and fully launch our go-to-market phase. CEO & co-founder Tim Wolters is a serial entrepreneur who has founded and sold three venture backed software start-ups. Please reach out directly to him on LinkedIn if you want to learn how we are helping to "solve for zero" by providing better access to tools, resources and connections at scale for climate tech entrepreneurs. #climatechange #climatecrisis #crowdfunding #solveforzero

https://lnkd.in/gCW__f-5

Jason Maxwell and 13 others